SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to 2019 Annual Results, dated March 19, 2020
2.1

Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2019 Final Dividend, dated March 19, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and

2

results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 20, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 ANNUAL RESULTS

•Operating revenue was RMB745.9 billion, up by 1.2%, of which revenue from telecommunications services was RMB674.4 billion, up by 0.5%

•EBITDA[1] was RMB296.0 billion, up by 7.4%[2]

•Profit attributable to equity shareholders was RMB106.6 billion, down by 9.5%[3]

•Total number of mobile customers was 950 million, representing a net addition of 25.21 million

•Total number of wireline broadband customers was 187 million, representing a net addition of 30.35 million

•A final dividend of HK$1.723 per share was proposed; together with an interim dividend of HK$1.527 per share already paid, total dividend for 2019 amounted to HK$3.250 per share

[1]	EBITDA = profit from operations + depreciation and amortization
[2]

The Company has adopted the new accounting standard on leases (IFRS/HKFRS 16) with effect from 1 January 2019. Should the former corresponding accounting standard (IAS/HKAS 17) were applied to the results of the current year (meaning “excluding the impact of the new accounting standard on leases”), EBITDA in 2019 would have decreased by 1.6% year-on-year.

[3]

Excluding the impact of the new accounting standard on leases and the one-off gain resulting from the public listing of China Tower Corporation Limited in 2018, net profit in 2019 would have decreased by 7.0% year-on-year.

CHAIRMAN’S STATEMENT

Dear Shareholders,

We were faced with a challenging and complicated operating environment in 2019 where the upside of data traffic was rapidly diminishing and competition within the telecommunications industry and from cross-sector players was becoming ever more intense. Coupled with this was the impact of government policies, including the continued implementation of the “speed upgrade and tariff reduction”. Against this backdrop, all of us at China Mobile joined together to overcome these hurdles and work towards our ultimate goal of becoming a world-class enterprise by building a dynamic “Powerhouse”. This was centred on the key strategy of high-quality development, supported by a value-driven operating system that leverages our advantages of scale to drive further convergence, integration and digitization across the board. We structured our organization to enable effective and synergetic capability building and collaborative growth, while nurturing internal vitality. In addition, we further implemented our “5G+” plan to spearhead the development of “four growth engines”, comprising the “customer”, “home”, “business” and “new” markets. These measures have helped us obtain positive momentum in overall operating results, which was a hard-earned achievement for us in a tough year.

Operating Results

China Mobile recorded operating revenue of RMB745.9 billion for the 2019 financial year, up by 1.2% compared to last year. Of this, telecommunications services revenue amounted to RMB674.4 billion, or growth of 0.5% year-on-year. EBITDA was RMB296.0 billion, up by 7.4% from last year. EBITDA margin was 39.7%, up by 2.3 percentage points compared to the previous year. Measures to boost revenue, reduce costs and enhance the quality and efficiency of operations have helped us maintain leading profitability levels among top-tier global telecommunications operators. Profit attributable to equity shareholders reached RMB106.6 billion or RMB5.21 per share, down by 9.5% year-on-year. Our capital expenditure was RMB165.9 billion and we maintained our free cash flow at a healthy level, amounting to RMB81.7 billion.

The Board recommends a final dividend payment of HK$1.723 per share for the year ended 31 December 2019. Together with the interim dividend payment of HK$1.527 per share, the total dividend payment for the 2019 financial year amounted to HK$3.250 per share.

The Company attaches great importance to shareholder returns, and will maintain a stable dividend per share for the full year of 2020, after giving overall consideration to its profitability and cash flow generation.

The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development and create favourable returns for our shareholders.

Forged Coordinated Development of CHBN “Four Growth Engines”

In view of changes in the market landscape, we transformed and upgraded our services beyond telecommunications to the broader space of information services, and kicked off at full speed the coordinated development of our CHBN “four growth engines” – the “customer”, “home”, “business” and “new” markets. These strategic shifts have further enhanced our revenue structure, infusing new growth momentum into our business.

Considering the rapid growth in data traffic demand and squeezed data value in the “customer” market, we responded by further converging data access, applications and customer benefits in our operations. As a result, we gained solid growth in customers and further strengthened our revenue base. With a net addition of 25.21 million, the total number of mobile customers reached 950 million in 2019. Handset data traffic increased by 90.3% year-on-year and DOU (the average handset data traffic per user per month) was 6.7 GB. We also managed to achieve an industry-leading mobile ARPU (average revenue per user per month) of RMB49.1. We continued to upgrade our products, including “GoTone”, and optimize our service management mechanism. Customer satisfaction was further enhanced.

With regard to the “home” market, we focused our efforts on scale expansion, brand building, ecology cultivation and value lifting, while delivering better one-stop marketing, installation, maintenance and customer services. We further promoted smart family operations and as a result, this business was able to deliver strong growth. The number of household broadband customers increased by 17.1% year-on-year and reached 172 million. Among them, our digital set-top box “Mobaihe” registered a total of 122 million customers, representing a penetration rate of 70.9%. Meanwhile, household broadband blended ARPU reached RMB35.3.

The “business” market was our new growth engine and we strove to nurture new growth points by fully leveraging our cloud and network convergence advantages, building on our DICT (data, information and communications technology) infrastructure comprising IDC, ICT, Mobile Cloud, big data and other corporate applications and information services. Buoyed by our active promotion of our “Network + Cloud + DICT” smart services, customers and revenue recorded rapid growth. As of the end of 2019, the number of our corporate customers increased to 10.28 million, representing year-on-year growth of 43.2%. Focusing on key sectors such as industry, agriculture, education, public administration, healthcare, transportation and finance, we deepened go-to-market resources to promote DICT solutions that cater to sector-specific scenarios. This strategy has boosted DICT revenue to RMB26.1 billion, or growth of 48.3% year-on-year, contributing a larger portion of our overall revenue.

In the “new” market, we continued to grow four new areas – international business, equity investment, digital content and FinTech. Our increased efforts have generated initial results. In 2019, our international business gained traction with year-on-year revenue growth of 31.4%. Centring on the principles of value contribution, ecosystem formation and investment-derived sector synergy, we have increased efforts to pursue equity investment, and income from equity investment contributed 11.9% to our net profit. Monthly active users for “MIGU Video” and the core functions of “and-Wallet” increased by 46.4% and 58.9% year-on-year respectively.

Promoted Convergence, Integration and Digitization, Business Transformation and Upgrade Showed Early Signs of Success

Leveraging our advantages of scale, we began to establish a value-driven operating system focusing on the three elements of convergence, integration and digitization. We have seen positive initial results from this transformative development and upgrade.

We expanded our market presence through the convergence strategy. We launched more marketing and sales initiatives under this strategy based on customer’s profiles and consumption behaviours (such as their level of loyalty, benefits and devices) to push products that are tailored to customers’ individual content and traffic demands. As a result, our full business bundling rate rose by 33 percentage points year-on-year to reach 82.7%. In the meantime, we accelerated “cloud reforms” by optimizing our cloud resources and diversifying our cloud network, cloud-based designated line and cloud database offerings to build out our network-wide “Mobile Cloud”. Full-year revenue generated from the Mobile Cloud businesses increased by 59.3% year-on-year.

We created value through integration. By accelerating channel integration and unleashing synergies from online and offline, as well as business-to-business and business-to-customer integration, the share of traditional channel commission reduced by 11 percentage points while online channel contribution to overall business transactions reached 58.8%. Through the “Safeguard” campaign, we gained 23.56 million high-value customers. We also actively established a shared IT (information technology) platform for all operating functions and compatible capabilities. Across the network, 220,000 of our devices have run on the IT cloud platform and our centralized big data platform has stored effectively all data from our business, operation and management support systems, releasing higher value through further sharing.

We enhanced efficiency through digitization. We continued to build up our smart mid-end platform and promote the applications of various technologies such as AI (artificial intelligence) and big data in order to strengthen the provision of smart services for various business areas, including network, markets, services, security and management. In 2019, we made significant progress in the development of NFV (Network Function Virtualization) and fully implemented the SDN (Software Defined Networking) technology, allowing one-stop subscription to our designated international and corporate transmission network with flexible bandwidth. Basic operating functions of our business in 31 provinces were centralized on one single platform, significantly enhancing efficiency in coordinating touch points, evaluation and precise marketing. We upgraded our customer service system with proprietary technology and persistently strengthened smart customer service capabilities. Our proprietary Jiutian AI Platform and AI R&D (research and development) cloud have led to the wider use of various AI applications, which have helped us reduce cost and increase efficiency.

Boosted Capability, Collaboration and Vitality and Achieved Breakthroughs in Reform and Innovation

Capability, collaboration and organizational vitality formed a strong foundation for us to forge full-blown reforms and innovations. In this aspect, we have sped up progress in establishing a synergetic and efficient operating system across the organization.

We further optimized our operating system to support market, corporate business and network operations, and proceeded with a number of reforms including cloudification of corporate services, development of smart home business, construction of smart mid-end platforms and acceleration of business internationalization. We adjusted our organizational structure and streamlined operating mechanisms to enhance efficiency and motivate our employees. Our structure fully equipped headquarters to command, the regions to compete and the specialized businesses to provide supporting services, creating strong synergetic dynamics and ensuring an organizational and operating structure that adapts to the strategic needs of the Company.

Elsewhere, our network capability continued to grow. Forging the well-coordinated development of 4G and 5G, our 3.09 million 4G base stations served to support traffic growth. We have commenced building the GB broadband network, and prioritized completing the OLT (Optical Line Terminal) facility upgrade for urban areas and high-value zones, equipping around 80% of the facilities in urban areas with the capabilities for the rapid expansion of GB broadband business. We proactively migrated our IT system, business platform and core network elements to the cloud while the gradual centralization of mobile could resources also helped us formulate comprehensive plans to enhance our cloud service capability. We have added the 25.9 Tbps bandwidth option for our international and corporate designated transmission network while boosting our network capabilities, supported by international submarine cables, cross-border terrestrial cables and PoPs (points of presence).

We strengthened open collaboration. We established or deepened strategic partnerships with 12 local governments and 31 large enterprises and public organizations covering areas such as 5G and other digital services innovation. These complementary collaborations combined the strengths and resources of these partners to drive social and economic development. Our initiative to establish a new 5G “friendly circle” mechanism has progressed well, and we have taken measures to collaborate with up- and down-stream businesses within the sector, as well as technology and innovation companies, tertiary institutes and research institutes. In addition, we explored building a strategic and synergetic ecosystem covering areas such as 5G, cloud computing, digital content and network safety through capital investment and capital cooperation.

We infused vitality into the Company. We initiated a new round of our share option scheme, which is now proceeding smoothly. In addition, we started to put in place equity and bonus schemes in our technology subsidiaries to gradually establish a mid- to long-term incentive scheme that will nurture a culture of shared interests and responsibilities. We have also furthered the implementation of the “Double-hundred Action”, an initiative for reforming state-owned enterprises that benchmarks world-leading companies. Reforms in three of our subsidiaries have made good progress. We also took solid steps to build national level innovation and entrepreneurship demo centres and joint laboratories to strengthen our R&D capability on cross-sector applications and the commercial conversion of research results, as a way to contribute to the prosperous growth of the innovation ecosystem. Elsewhere, we explored grid operations, dividing base-level operations into units and identifying people to take responsibility. With better-aligned responsibilities, authority and benefits, we aim to fully motivate our staff and infuse vitality into our base layers.

“5G+” Achieved a Good Start

We sped up the development of 5G and have been fully implementing our “5G+” plan since June 2019, when we were granted the 5G licence. These initiatives have shown good initial results.

We actively participated in setting international standards for 5G to drive technological development. We led 61 key projects in relation to 5G international standards setting and own more than 2,000 5G patents. We also helped to continuously strengthen the Standalone International Standards (SA). Our “6 international standards on 5G system architecture” and “38 international standards including 5G NR (New Radio) terminals and base station radio frequency” scooped all the top prizes in the 2019 Science and Technology Awards presented by the China Communications Standards Association, demonstrating our leadership in 5G communications standards.

At the same time, we accelerated the implementation of “5G+” by formulating well-coordinated development of 5G and 4G. We constructed and began operating more than 50,000 5G base stations and launched 5G commercial services in 50 cities. We assimilated emerging technologies such as AI, IoT (Internet of Things), cloud computing, big data and edge computing into 5G (5G+AICDE) and developed more than 200 critical capabilities, while making breakthroughs in over 100 5G joint projects. In terms of 5G+Eco, we aimed to develop the ecosystem with other industry players. Through our 5G Innovation Centre and 5G Industry Digital Alliance, we attracted more than 1,900 partners. We established the 5G Device Forerunner Initiative, guiding manufacturers to launch 32 5G devices. The level of maturity was basically the same between the 2.6 GHz and 3.5 GHz industry chains.

Benefiting from forward-looking planning and effective execution, we expanded 5G+X, where “X” stands for the wider application of 5G, in applications that have been adopted by a plethora of industry sectors, as well as the mass market. For the latter, we launched exclusive plans for 5G customers and feature services such as ultra-high definition videos, cloud-based games and full-screen video connecting tones. As of the end of February 2020, our 5G plans attracted 15.40 million package customers – maintaining an industry-leading position. In terms of vertical sector, we explored the possibility of combining 5G with AICDE capabilities, extending collaboration in the industry and deep-diving into classic manufacturing scenarios to develop our leadership in 5G smart manufacturing, 5G remote medical services and 5G automated mining, among other sectors. We implemented a total of 50 group-level demo application projects.

Looking ahead, 5G presents infinite possibilities. We will continue to take a systematic approach to planning and steadily implementing our “5G+” initiatives. We will speed up technology, network, application, operations and ecosystem upgrades, accelerate industry transformation by converging technologies, integrate data to strengthen information transmission in society, and introduce digitized management to build the foundation for digital society development. By doing so, we will seek more extensive 5G deployment, covering more sectors and creating greater efficiency and social value.

Corporate Governance

The Company always upholds the principles of integrity, transparency, openness and efficiency and fully complies with all applicable listing rules to ensure sound corporate governance.

We have been optimizing the composition of our Board membership, ensuring diversity and fully leveraging the experience and expertise of our independent non-executive directors, so as to introduce further improvements to our governance structure and decision-making mechanisms.

We are also committed to compliance. We continued to enhance compliance management and ensure best practices in our daily operations through initiatives such as the “Safeguarding Compliance” programme. We further improved our compliance management structure and reinforced legal accountability to ensure that the Company complies with the laws. We were consistent in adopting the Company’s compliance philosophy, which is “abide by the law, follow the rules, observe commitments and uphold integrity”. Operating according to the laws and regulations is a culture that we have established across the board and we continued to enhance our supervision system.

We are dedicated to enhancing our risk and internal control systems, increasing the level of competence in risk detection and management. We have further strengthened our supervision over key issues such as business performance and cost deployment. We also strove to mitigate business risks and close any gaps in our business management processes to ensure sustainable and high-quality operations.

Social Responsibility and Accolades

The Company remained committed to leveraging our expertise to reciprocate the society and satisfy the needs of more people as they pursue a better life.

We contributed to the national strategy of building a “Cyberpower” and spurred the development of the digital economy. We continued to implement the “speed upgrade and tariff reduction” requirement and fully launched the “Mobile Number Portability policy” as scheduled, and we continuously lowered the threshold for digital services and promoted inclusive technology. At the same time, we strove to build up an industry collaboration mechanism, creating a healthy and orderly competitive environment to promote high-quality development of the whole industry.

In addition, the Company proactively assumed its responsibilities in the areas of contingency telecommunications, information security, targeted poverty alleviation, philanthropy, energy saving and emissions reduction.

To help combat the novel coronavirus outbreak, we worked to safeguard communications and services. Contributing to epidemic prevention and control measures, we enhanced the communications network in key areas and venues affected by the outbreak. We also fully leveraged competitive edges brought about by our online services, such as the China Mobile App, to provide convenient services for customers around the clock. During the epidemic, we provided our customers with multiple products free of charge, including Cloud Video Meeting and MIGU Video, to enrich our solutions on remote working and home entertainment.

Regarding contingency communications and information security, the Company successfully completed 6,800 contingency communications missions in 2019, participating in coordinated disaster and emergency rescue efforts and ensuring uninterrupted communications during major incidents. We have also taken the initiative to combat evolving telecommunications frauds and cybercrime, in order to create a healthy and safe telecommunications environment.

In terms of poverty alleviation and philanthropy, we proactively launched tariff concession plans as part of targeted poverty-alleviation efforts for people in need. Our proprietary TPAS (Targeted Poverty Alleviation System) has been deployed in 14 provinces and 92 cities and counties across the country, covering 8.169 million disadvantaged individuals. The “Blue Dream” education project has provided professional training for a total of 127,338 primary and secondary school headmasters in rural villages. Meanwhile, the “Heart Caring” campaign has sponsored the surgery of an accumulative total of 5,973 impoverished children with congenital heart disease.

Turning to energy saving and emissions reduction, the Company continued to implement its “Green Action Plan” to reduce our carbon footprint. In 2019, the overall energy consumption per unit information flow fell by 43%, compared with the previous year. We advocated environmental protection among our suppliers and the rate of eco-friendly packaging usage on new main devices reached 69%.

Our achievements have received wide recognition. We won the “Top Ten Model Brands of the Year” award at the 2019 Chinese Brand Power Grand Ceremony organized by the China Media Group. In addition, we were a Gold Award winner at The Asset ESG Corporate Awards 2019 and received the Asia’s Most Honoured Company award from Institutional Investor, as well as Icon on Corporate Governance and Best Investor Relations Company award from Corporate Governance Asia.

At the same time, Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings in 2019.

Future Outlook

At present, the social and economic landscapes are undergoing four paradigm shifts. Economically, the digital economy has become the major driving force of growth. Technologically, emerging information technology has become the core engine to spur industry transformation and upgrades. With regard to business competition, technological innovation forms the pillar of companies’ competitive advantages. And, last but not least, demand for a better digital life has pervaded the whole of society.

These paradigm shifts will bring massive “Blue Ocean” opportunities to the information telecommunications industry. The accelerating development of 5G will provide better infrastructure and more scenarios to boost the scale application of AI, IoT, cloud computing, big data, edge computing and blockchain, among other technologies, promoting the digital transformation of all industries and digital life. At the same time, we will encounter disruptive changes brought forth by digitization, challenging the existing network and business models and giving rise to unforeseen competition within the industry, as well as from cross-sector players. The novel coronavirus outbreak since early 2020 has posed certain impact on the overall society and economy. Our business development has been no exception.

Good strategists win in the market; long-term strategic planning ensures sustainable prosperity. Facing opportunities and challenges, we will speed up “gear-changes” in three areas. In terms of business development, we will extend our offerings beyond telecommunications to information services; our market focus will shift from the mobile market to the all-encompassing “four growth engines”; and finally, our development model will transform from being resource-driven to innovation-driven.

We will uphold our strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”. We will serve as a major force in the development of China as a “Cyberpower”, digital nation and smart society. Centred around our objective for high-quality growth, we will focus on business transformation and upgrade while giving impetus to reform and innovation. We will place emphasis on implementing our “5G+” plans while forging convergence, integration and digitization across our operations and building capabilities, establishing collaboration and infusing vitality in the organization. By doing so, we will make great strides towards becoming a top-tier global telecommunications operator and continuously create greater value for our shareholders.

In 2020, we will strive to overcome the impact of the novel coronavirus outbreak on business development and 5G network construction. The epidemic has bolstered the growing trend of businesses and customers going online and using more digital and cloud-based services, among other opportunities arisen. We will leverage these opportunities, as well as the 5G network to further develop the information and communications services market. With concerted efforts, we will strive to maintain growth in telecommunications services revenue and a stable level of net profit. We will also strive to maintain an industry-leading customer satisfaction.

Acknowledgement

Mr. Li Yue resigned from his position as Executive Director and CEO in October 2019. Over the course of his long service with the Company, Mr. Li made a tremendous contribution, leading the remarkable journey of China Mobile from 2G to 5G. On behalf of the Board, I thank Mr. Li for his exceptional contribution to China Mobile.

Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 19 March 2020

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2019.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2019

(Expressed in Renminbi (“RMB”))

		2019	2018 (Note 5)
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		674,392	670,907
Revenue from sales of products and others		71,525	65,912

		745,917	736,819

Operating expenses
Network operation and support expenses	5	175,810	200,007
Depreciation and amortization		182,818	154,154
Employee benefit and related expenses		102,518	93,939
Selling expenses		52,813	60,326
Cost of products sold		72,565	66,231
Other operating expenses	6	46,244	40,775

		632,768	615,432

Profit from operations		113,149	121,387
Other gains		4,029	2,906
Interest and other income		15,560	15,885
Finance costs		(3,246)	(144)
Income from investments accounted for using the equity method		12,641	13,861

Profit before taxation		142,133	153,895
Taxation	7	(35,342)	(35,944)

PROFIT FOR THE YEAR		106,791	117,951

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

for the year ended 31 December 2019

(Expressed in RMB

		2019	2018
	Note	Million	Million

PROFIT FOR THE YEAR		106,791	117,951

Other comprehensive income for the year, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of equity investments at fair value through other comprehensive income		(75)	(168)
Share of other comprehensive income of investments accounted for using the equity method		14	60

Items that may be subsequently reclassified to profit or loss
Currency translation differences		683	1,160
Share of other comprehensive income of investments accounted for using the equity method		428	1,188

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		107,841	120,191

Profit attributable to:
Equity shareholders of the Company		106,641	117,781
Non-controlling interests		150	170

PROFIT FOR THE YEAR		106,791	117,951

Total comprehensive income attributable to:
Equity shareholders of the Company		107,691	120,021
Non-controlling interests		150	170

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		107,841	120,191

Earnings per share – Basic	8(a)	RMB5.21	RMB5.75

Earnings per share – Diluted	8(b)	RMB5.18	RMB5.75

Details of dividends to the equity shareholders of the Company are set out in note 9.

CONSOLIDATED BALANCE SHEET

as at 31 December 2019

(Expressed in RMB)

		As at 31 December 2019	As at 31 December 2018
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		674,832	666,496
Right-of-use assets		74,308	–
Construction in progress		67,978	72,180
Land use rights and others		27,455	27,778
Goodwill		35,343	35,343
Other intangible assets		3,475	2,620
Investments accounted for using the equity method		155,228	145,325
Deferred tax assets		32,628	29,654
Financial assets at fair value through other comprehensive income		513	587
Restricted bank deposits		10,063	12,369
Other non-current assets		17,551	8,442

		1,099,374	1,000,794

Current assets
Inventories		7,338	8,857
Contract assets		5,003	5,022
Accounts receivable	10	32,694	26,540
Other receivables		34,133	39,543
Prepayments and other current assets		26,708	27,002
Amount due from ultimate holding company		1,350	570
Prepaid income tax		1,278	1,959
Financial assets at fair value through profit or loss		114,259	76,425
Restricted bank deposits		371	9
Bank deposits		130,799	291,887
Cash and cash equivalents		175,933	57,302

		529,866	535,116

Total assets		1,629,240	1,535,910

CONSOLIDATED BALANCE SHEET (continued)

as at 31 December 2019

(Expressed in RMB)

		As at 31 December 2019	As at 31 December 2018
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	11	164,818	190,847
Bills payable		2,896	3,221
Deferred revenue		57,825	63,185
Accrued expenses and other payables		182,368	195,572
Amount due to ultimate holding company		21,677	11,020
Income tax payable		9,815	10,553
Lease liabilities		22,668	–

		462,067	474,398

Non-current liabilities
Lease liabilities – non-current		51,635	–
Deferred revenue – non-current		6,861	4,881
Deferred tax liabilities		1,388	822

		59,884	5,703

Total liabilities		521,951	480,101

Equity
Share capital		402,130	402,130
Reserves		701,643	650,275

Total equity attributable to equity shareholders of the Company		1,103,773	1,052,405
Non-controlling interests		3,516	3,404

Total equity		1,107,289	1,055,809

Total equity and liabilities		1,629,240	1,535,910

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information relating to the years ended 31 December 2019 and 2018 included in this preliminary announcement of annual results 2019 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2019 in due course.

The Company’s auditor has reported on the financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Change in accounting policies

The following new standards, annual improvements and interpretations are mandatory for the first time for the Group’s financial year beginning on 1 January 2019 and are applicable for the Group:

IFRS/HKFRS 16 “Leases”

IFRIC/HK(IFRIC) – Int 23 “Uncertainty over income tax treatments”

Amendments to IAS/HKAS 28 “Investments in associates and joint ventures”

Annual Improvements to IFRS/HKFRS Standards 2015-2017 Cycle

Amendments to IAS/HKAS 19 “Employee benefits”

Amendments to IFRS/HKFRS 9 “Financial instruments”

New or amendments to IFRS/HKFRS effective for the financial year beginning on 1 January 2019 do not have a material impact on the Group other than IFRS/HKFRS 16.

In accordance with the transition provisions in IFRS/HKFRS 16, the Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance sheet. As a result of the adoption of IFRS/HKFRS 16, as at 1 January 2019, the Group recognized right-of-use assets of RMB84,289 million, lease liabilities of RMB80,207 million, an increase of deferred tax assets of RMB488 million, a decrease of deferred tax liabilities of RMB16 million, a decrease of land use rights and others of RMB4,665 million and a decrease of prepayments and other current assets of RMB1,811 million, respectively. Accordingly, the overall impacts on the Group’s equity as at the same date were a decrease of retained profits of RMB1,568 million and a decrease of the PRC statutory reserves of RMB322 million, respectively.

To ensure the consistency between the policies adopted by the Group and its associates and joint ventures, the opening balance of investment accounted for using the equity method, the opening retained profits and PRC statutory reserves of the Group as at 1 January 2019 were reduced by RMB1,216 million, RMB1,202 million and RMB14 million, respectively upon the adoption of IFRS/HKFRS 16.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning on or after 1 January 2020 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

4	Operating revenue

	2019	2018
	Million	Million

Revenue from telecommunications services
Voice services	88,624	108,083
Data services
– SMS & MMS	28,648	28,800
– Wireless data traffic	384,999	383,297
– Wireline broadband	68,835	54,285
– Applications and information services	82,543	75,701
Others	20,743	20,741

	674,392	670,907

Revenue from sales of products and others	71,525	65,912

	745,917	736,819

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

5	Network operation and support expenses

For the year ended 31 December 2019, to better reflect the cost structure, the Group optimized the presentation of operating expenses. The changes in presentation has no effect on reported operating revenue, operating expenses or net profits for any of the years or periods presented. The comparative figures have been reclassified to conform to current year’s presentation.

The new presentation classifies operating expenses into network operation and support expenses, depreciation and amortization, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses.

Details of network operation and support expenses are as follows:

		2019	2018
	Note	Million	Million

Maintenance		53,216	54,569
Power and utilities expenses		32,837	32,032
Operation support and related expenses		39,764	41,087
Charges for use of tower assets	(i)	25,518	38,981
Charges for use of lines and network assets	(ii)	7,715	8,489
Charges for use of other assets	(ii)	7,492	16,102
Others		9,268	8,747

		175,810	200,007

Note:

(i)

For the year ended 31 December 2019, charges for use of tower assets included the non-lease component charges (maintenance, utility connection and telecommunications equipment room and related support services) and the lease component charges of variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

For the year ended 31 December 2019, charges for use of lines and network assets and other assets mainly included the non-lease components charges and the lease components charges, such as short-term leases payments, leases payments of low-value assets and variable leases payments not based on an index or a rate, which are recorded in profit or loss as incurred.

6	Other operating expenses

	2019	2018 (Note 5)
	Million	Million

Interconnection	21,037	20,692
Credit impairment losses	5,761	4,635
Write-down of inventories	171	155
(Gain)/loss on disposal of property, plant and equipment	(64)	8
Write-off and impairment of property, plant and equipment	2,975	1,250
Auditors’ remuneration	123	117
Others (Note)	16,241	13,918

	46,244	40,775

Note:	Others consist of administrative expenses, taxes and surcharges, and other miscellaneous expenses.

7	Taxation

		2019	2018
	Note	Million	Million

Current tax
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(i)	36,989	34,395
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(ii)	269	275

		37,258	34,670
Deferred tax
Reversal and origination of temporary differences		(1,916)	1,274

		35,342	35,944

Note:

(i)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2018: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2019. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2018: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (2018: 16.5%) of the estimated assessable profits for the year ended 31 December 2019.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

8	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB106,641 million (2018: RMB117,781 million) and the weighted average number of 20,475,482,897 shares (2018: 20,475,482,897 shares) in issue during the year.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company which is used in calculating diluted earnings per share, calculated as follows, of RMB106,050 million (2018: RMB117,781 million) and the weighted average number of 20,475,482,897 shares (2018: 20,475,482,897 shares) in issue during the year.

	2019	2018
	Million	Million

Profit attributable to equity shareholders of the Company:
Used in calculating basic earnings per share	106,641	117,781
Add: dilution impact on share of profit of investment in an associate due to the associate’s convertible bonds	41	–
Less: fair value gain on the associate’s convertible bonds held by the Group, net of tax	(632)	–

Used in calculating diluted earnings per share	106,050	117,781

9	Dividends

Dividends attributable to the year:

	2019	2018
	Million	Million

Ordinary interim dividend declared and paid of HK$1.527 (equivalent to approximately RMB1.343) (2018: HK$1.826 (equivalent to approximately RMB1.540)) per share	28,206	32,870
Ordinary final dividend proposed after the balance sheet date of HK$1.723 (equivalent to approximately RMB1.543) (2018: HK$1.391 (equivalent to approximately RMB1.219)) per share	31,602	24,955

	59,808	57,825

The proposed ordinary final dividend, which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.89578, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2019. As the ordinary final dividend was declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2019.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

10	Accounts receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 31 December 2019	As at 31 December 2018
	Million	Million

Within 30 days	14,353	11,160
31 – 60 days	3,789	3,680
61 – 90 days	3,035	2,358
90 days – 1 year	9,575	7,649
Over 1 year	1,942	1,693

	32,694	26,540

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

11	Accounts payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December 2019	As at 31 December 2018
	Million	Million

Payable in the periods below:

Within 1 month or on demand	139,856	164,081
After 1 month but within 3 months	6,270	8,902
After 3 months but within 6 months	4,839	7,349
After 6 months but within 9 months	4,569	3,411
After 9 months but within 12 months	9,284	7,104

	164,818	190,847

All of the accounts payable are expected to be settled within one year or are repayable on demand.

CHANGES IN ACCOUNTING ESTIMATES IN RELATION TO THE DEPRECIABLE LIFE OF 4G WIRELESS ASSETS

The Group’s 4G and 5G networks are expected to co-exist for a long time in 2020 and beyond, and the technologies in relation to its 4G wireless assets (mainly comprising base station main equipment, base station extension equipment and antenna feed lines) are relatively stable and have not experienced any major upgrade since investment in such assets. After the Group’s assessment of the actual state of use of its 4G wireless assets, the Company has resolved to adjust the depreciable life of the Group’s 4G wireless assets from 5 years to 7 years with effect from 1 January 2020. The adjusted depreciable life of the Group’s 4G wireless assets is the same as the depreciable life of its 5G wireless assets, which the Company considers to be a more reasonable reflection of the expected useful life of such type of assets.

The aforesaid changes in accounting estimates will be made using the prospective application method with no need for any retrospective adjustment, and hence the Group’s financial reports for 2019 and earlier years will not be affected. According to the Company’s static calculation based on currently available information, the aforesaid changes are expected to impact the Group’s depreciation by a decrease of approximately RMB18.3 billion for the year ending 31 December 2020.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2019, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31 December 2019. Based on the review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31 December 2019.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2019, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following matters:

i.

the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years; and

ii.

Mr. Li Yue resigned from his positions as an Executive Director and the Chief Executive Officer of the Company with effect from 11 October 2019, following which the position of Chief Executive Officer has remained vacant.

ANNUAL GENERAL MEETING

The 2020 annual general meeting of the Company (the “2020 AGM”) will be held in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 20 May 2020 at 10:00 a.m.. The notice of the 2020 AGM, the accompanying circulars and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.

from Thursday, 14 May 2020 to Wednesday, 20 May 2020 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2020 AGM. In order to be eligible to attend and vote at the 2020 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 13 May 2020; and

ii.

from Wednesday, 27 May 2020 to Friday, 29 May 2020 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2019 final dividend (the “2019 Final Dividend”). In order to qualify for the 2019 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 26 May 2020.

Subject to the approval by shareholders at the 2020 AGM, the 2019 Final Dividend will be paid on or about Tuesday, 23 June 2020 to those shareholders on the register of members on Friday, 29 May 2020 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2019 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2019 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 26 May 2020.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF 2019 ANNUAL RESULTS AND 2019 ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2019 Annual Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2019 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2019, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT

OF THE PROPOSED 2019 FINAL DIVIDEND

Reference is made to the 2019 annual results announcement of China Mobile Limited (the “Company”) published on 19 March 2020. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.723 per share (before withholding and payment of PRC enterprise income tax) for the financial year ended 31 December 2019 (the “2019 Final Dividend”) to the shareholders of the Company. The 2019 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Wednesday, 20 May 2020 (the “2020 AGM”). The notice of the 2020 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.

from Thursday, 14 May 2020 to Wednesday, 20 May 2020 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2020 AGM. In order to be eligible to attend and vote at the 2020 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 13 May 2020; and

ii.

from Wednesday, 27 May 2020 to Friday, 29 May 2020 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2019 Final Dividend. In order to qualify for the 2019 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 26 May 2020.

Subject to the approval by shareholders at the 2020 AGM, the 2019 Final Dividend will be paid on or about Tuesday, 23 June 2020 to those shareholders on the register of members on Friday, 29 May 2020 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2019 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2019 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2019 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Tuesday, 26 May 2020.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 19 March 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.